David W. Freese

Partner

+1.215.963.5862

david.freese@morganlewis.com

January 4, 2024

FILED AS EDGAR CORRESPONDENCE

Mr. David Manion

Staff Accountant

United States Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re:	Siren ETF Trust (the “Trust”) File Nos. 333-235544 and 811-23502

Dear Mr. Manion:

This correspondence is being filed in response to comments you provided via telephone in connection with the U.S. Securities and Exchange Commission (the “SEC”) Staff’s Sarbanes-Oxley Act of 2002, as amended, review of the Trust’s Annual Report to Shareholders dated March 31, 2023, which was filed with the SEC on Form N-CSR on June 8, 2023 (the “Annual Report”).

For your convenience, your comments are briefly summarized below, immediately followed by the Trust’s responses. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Annual Report.

1.	Comment: Please explain supplementally what has led to the divergence of returns (“tracking error”) between the Siren Nasdaq NexGen Economy ETF (the “Fund”) and the Siren NASDAQ Blockchain Economy Index (the “Index”).

Response: SRN Advisors, LLC (the “Adviser”), the Fund’s investment adviser, has determined that the primary driver of the Fund’s tracking error was an increase in the trading volume of Applicable Securities (as defined below) during volatile markets, as discussed below.

The Index’s reconstitution and rebalancing schedule changed in 2021 from semi-annual reconstitutions and annual rebalances to quarterly reconstitutions and as often as quarterly rebalances. The Fund thus traded more frequently beginning with this change. Also in 2021, the index provider began increasing the Index’s exposure to thinly traded securities of smaller issuers (“Applicable Securities”). These Applicable Securities’ stock prices and market capitalizations were significantly and negatively impacted by the extreme market decline in the cryptocurrency space from 2022-2023 known as the “crypto winter.” Applicable Securities represented a high of almost 50% of the Fund’s portfolio as of December 2022, and therefore any tracking error caused by trading Applicable Securities had a large impact on the Fund’s overall tracking error.

Morgan, Lewis & Bockius llp 2222 Market Street Philadelphia, PA 19103-3007 United States	+1.215.963.5000 +1.215.963.5001

Mr. David Manion

January 4, 2024

The Index simply reflects a security’s closing price. However, trading large amounts of thinly-traded Applicable Securities into declining markets using a closing price order would have a significant, negative impact on the price at which the Fund would ultimately trade the Subject Security. The Adviser therefore uses more complex trading strategies to minimize this market impact and thus achieve a better trading price for the Fund. However, these strategies make it more difficult to trade securities exactly in line with the Index, which increased tracking error. The Adviser also traded in advance of the rebalance date, which contributed to tracking error. In short: as (i) the proportionate representation of Applicable Securities in the Index increased, (ii) the prices and market capitalizations of Applicable Securities continued to decline, and (iii) market volatility persisted, it became even more difficult to trade in line with the Index, and the effect on the Fund’s tracking error was magnified.1

However, Applicable Securities were gradually reduced within the Index during the 2023 rebalances, such that Applicable Securities accounted for only 2.28% of the Fund as of December 31, 2023 (down from almost 50% at the December 2022 rebalance). Further, the market volatility that affected Applicable Securities during much of 2022-2023 has subsided. The Adviser has also taken additional steps to reduce the Fund’s tracking error, including adjusting its trading schedule and internal workflows on Index rebalances and negotiating a reduction in the Fund’s trading costs by 50%. These actions, combined with the reduced representation of Applicable Securities in the Index and the decrease in market volatility, have helped reduce the Fund’s tracking error over recent periods. In this regard, the Fund’s performance differed from the Index’s performance for the months of October, November and December 2023 by only 0.06%, 0.64% and 0.25%, respectively, and for the three-month period ended December 31, 2023 by only 0.51%.

As described above, the Fund continues to seek to track the performance (before fees and expenses) of the Index; the Adviser monitors and has taken affirmative steps to reduce the Fund’s tracking error; and those steps, in combination with a reduced representation of Applicable Securities in the Index and a decrease in market volatility, have reduced the Fund’s tracking error. While the Adviser cannot control whether or the degree to which Applicable Securities are included in the Index, the Adviser believes that these steps will continue to help reduce the Fund’s tracking error moving forward.

2.	Comment: The Annual Report states that the Fund is non-diversified. Please confirm supplementally that the Fund continues to meet the requirements of a non-diversified investment management company under the Investment Company Act of 1940, as amended. The SEC reminds the Trust that if the Fund has been operating as diversified for more than three years, the Fund would be required to obtain shareholder approval prior to changing its operating status back to non-diversified.

[1]	To a lesser extent, other factors contributed to the Fund’s tracking error, including fund-level expenses and cash holdings, among other things that affect the tracking error of many index funds. The Adviser has determined though that the trading of Applicable Securities as described above has been the largest contributing factor.

Mr. David Manion

January 4, 2024

Response: The Fund’s status has changed from non-diversified to diversified, which the Trust has disclosed in a supplement to the Fund’s registration statement (SEC Accession No. 0001398344-23-023624). The Trust acknowledges that the Fund is required to obtain shareholder approval prior to changing its operating status back to non-diversified, unless the Fund is able to rely on any current or future guidance issued by the SEC or the Staff that provides that such shareholder approval is not required.

3.	Comment: Please note that Form N-CSR was recently updated to include Items 4(i) and 4(j). Please ensure that these Items are addressed in the Trust’s future filings on Form N-CSR.

Response: The Trust confirms that Items 4(i) and 4(j) of Form N-CSR will be addressed in the Trust’s future filings on Form N-CSR.

If you have any questions, need any additional information or would like any clarification, please contact me at 215.963.5862.

Very truly yours,

/s/ David W. Freese
David W. Freese

cc:	Scott Freeze, President, Siren ETF Trust Troy Statczar, Treasurer, Siren ETF Trust